

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan'an Middle Road
Jing'An District, Shanghai, China 200040

> **Re: Zhongchao Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-39229**

Dear Ms. Xu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services